Exhibit 99.(a)(10)

NEWS RELEASE

Dawson Geophysical Company

508 W. Wall, Suite 800

Midland, TX 79701

Company contact:

Stephen C. Jumper, CEO and President

James K. Brata, Chief Financial Officer

(800) 332-9766

www.dawson3d.com

DAWSON GEOPHYSICAL ANNOUNCES

LETTER TO SHAREHOLDERS REGARDING TENDER OFFER

MIDLAND, Texas, November 16, 2021/PR Newswire/Dawson Geophysical Company (NASDAQ: DWSN) (“Dawson” or the “Company”) today released the following letter to shareholders concerning the pending tender offer by Wilks Brothers, LLC issued by Stephen C. Jumper, President and Chief Executive Officer on behalf of the Dawson Board of Directors.

November 16, 2021

Fellow Dawson Shareholders:

As previously disclosed, the Company announced a transaction with Wilks Brothers, LLC (“Wilks”) on October 25, 2021. The transaction involves a tender offer by a Wilks subsidiary to purchase outstanding Dawson common shares at $2.34 per share and a follow-on merger. The tender offer commenced on November 1, 2021 and is open until November 30, 2021 (subject to extensions under certain circumstances). The transaction is well described and documented in the Schedule 14D-9 and Schedule TO-T filed with the SEC by Dawson Geophysical Company (“Dawson” or the “Company”) and WB Acquisitions Inc., respectively, on November 1, 2021, which can be obtained at the website maintained by the SEC at www.sec.gov.

Beginning in September of 2019, Dawson and its Board of Directors, with the assistance of financial advisor Moelis & Company LLC, commenced an on-going review and analysis of the Company’s potential strategic alternatives, transactions or actions in an effort to preserve and enhance shareholder value. From July 9, 2018, to September 2, 2019, the Company’s share price declined from $8.09 to $2.11. The PHLX Oil Service Index also declined materially over the same time frame as the energy sector fell out of favor in the public equity markets; however, the decline in the Dawson share price exceeded the decline in the index. In response to shifting public investor sentiment, publicly traded North American based Exploration and Production (E&P) companies began to alter their capital spending plans with a focus on generating free cash flow and returning capital to shareholders. This change in capital allocation priorities by E&P companies, which accelerated further in 2020 and 2021, has resulted in less demand for North American onshore seismic data acquisition services, thus significantly affecting Dawson’s revenue stream.

In parallel to evaluating potential strategic alternatives, we began a process to resize the Company as our model shifted to fewer, larger channel count crews, and to reduce capital expenditures to protect the balance sheet and cash balances. This was done with the goal of maintaining our ability to compete and execute large scale projects as they materialized. Since early 2020, we have undergone further efforts to right-size, reduce salaries for most employees, including all of management, and reduce fixed costs in an effort to protect the balance sheet and cash balances.

During this time frame, we remained optimistic about a recovery in the onshore U.S. seismic market and experienced intermittent quarters of success with reasonable utilization of our equipment. When projects have been available, the Company has executed very efficiently and continues to do so. Despite our optimism, improved oil and gas prices and a slight uptick in bid activity in the middle of this year, sufficient revenue producing opportunities have yet to materialize in any meaningful way. Recent earnings reports by the E&P companies continue to project flat production levels in 2022, only slight increases in spending and continued focus on returning capital to shareholders, debt reduction and capital discipline. Our conversations with our customers and ongoing marketing efforts confirm this sentiment.

In 2021, our cash burn has accelerated despite our efforts to right-size and curtail expenses. Our accounts receivable balance became depleted as we collected cash. This action resulted in a negative net working capital (defined as current assets less current liabilities excluding the impact of cash, restricted cash and short-term investments and current maturities of notes payable and finance leases and operating lease liabilities) position at September 30, 2021, and opportunities to further reduce costs or cut capital expenditures are minimal. Activity levels in 2022 are expected to be well below levels we anticipated a few quarters ago. While other sub-sectors in the oil & gas and oilfield services sectors are beginning to experience modest activity level improvements, those improvements are focused around completion and production related services opportunities, not exploration or seismic data related exploration-focused activities which impact Dawson. Even so, overall activity levels will likely be well below 2019 levels across the vast majority of the sub-sectors mentioned.

We expect that our activity levels from February to mid-fall of 2022 will be similar to levels experienced in the second and third quarters of 2021, and then expected to only slightly improve in late 2022. Visibility beyond 2022 is unclear, but given the expected state of capital spending on oilfield services, we do not anticipate meaningful increases. Therefore, with reduced activity levels, we expect our cash balances to continue to decline during this period. Additionally, our ability to fund future maintenance capital requirements will be challenging and further impact cash flow. As of November 12, 2021, our cash, restricted cash and short term investments were approximately $36,500,000, representing an expected further decline from our previously announced September 30, 2021 balance while our accounts receivable balance increased related to the previously disclosed recent redeployment of a small crew.

We always strive to communicate as accurately as possible with our shareholders based on the best available information at any given time, and to act in the best interest of all of our shareholders. We believe we have done so to-date and are continuing to do so today with the recent unanimous decision by the Board to enter into the transaction with Wilks. This has been a well thought out decision following an expansive strategic review and evaluation process over the last two years that was focused on maximizing value for all shareholders.

We believe there is an ongoing fundamental shift in how E&P companies allocate capital which, unlike previous cycles, will result in further delays in any potential recovery in the North American onshore seismic data acquisition market, thus impacting Dawson’s opportunities to materially increase revenue streams and maintain a cash neutral position.

It is a privilege to serve and work on the behalf of all of our shareholders. There is always the possibility we are not correct in our assumptions on timing of a recovery. However, we see no evidence to suggest any meaningful improvement in Dawson’s activity levels for some time to come.

While the Company’s Board and management continue to diligently serve the interest of the shareholders, we reiterate our recommendation for Dawson shareholders to tender their shares. We believe this transaction provides shareholders a liquidity event and compelling value for their shares in a very difficult and challenging market.

We are grateful for our loyal shareholders, valued customers and dedicated employees. We wish all a healthy and prosperous Holiday Season.

On behalf of the Dawson Board of Directors,

Stephen C. Jumper

Chairman, Chief Executive Officer and President

About Dawson

Dawson Geophysical Company is a leading provider of North American onshore seismic data acquisition services with operations throughout the continental United States and Canada. Dawson acquires and processes 2-D, 3-D and multi-component seismic data solely for its clients, ranging from major oil and gas companies to independent oil and gas operators, as well as providers of multi-client data libraries.

Forward-Looking Statements

In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions that statements in this press release which are forward-looking and which provide other than historical information involve risks and uncertainties that may materially affect the Company’s actual results of operations. Such forward-looking statements are based on the beliefs of management as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors. These risks include, but are not limited to, statements regarding the expected consummation of the acquisition, which involve a number of risks and uncertainties, including the satisfaction of closing conditions for the acquisition (such as the tender of at least 80% of the outstanding shares of capital stock of the Company in order to close the tender offer, and approval of at least 80% of the outstanding shares of the capital stock of the Company in order to consummate the second step merger); the possibility that the transaction will not be completed; the impact of general economic, industry, market or political conditions; dependence upon energy industry spending; changes in exploration and production spending by our customers and changes in the level of oil and natural gas exploration and development; the results of operations and financial condition of our customers, particularly during extended periods of low prices for crude oil and natural gas; the volatility of oil and natural gas prices; changes in economic conditions; the severity and duration of the COVID-19 pandemic, related economic repercussions and the resulting negative impact on demand for oil and gas; surpluses in the supply of oil and the ability of OPEC+ to agree on and comply with supply limitations; the duration and magnitude of the unprecedented disruption in the oil and gas industry currently resulting from the impact of the foregoing factors, which is negatively impacting our business; the potential for contract delays; reductions or cancellations of service contracts; limited number of customers; credit risk related to our customers; reduced utilization; high fixed costs of operations and high capital requirements; operational challenges relating to the COVID-19 pandemic and efforts to mitigate the spread of the virus, including logistical challenges, protecting the health and well-being of our employees and remote work arrangements; industry competition; external factors affecting the Company’s crews such as weather interruptions and inability to obtain land access rights of way; whether the Company enters into turnkey or day rate contracts; crew productivity; the availability of capital resources; disruptions in the global economy; and whether or not the pending transaction with Wilks will be completed. A discussion of these and other factors, including risks and uncertainties, is set forth in the Company’s Annual Report on Form 10-K that was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2021 and any subsequent Quarterly Reports on Form 10-Q filed with the SEC. The Company disclaims any intention or obligation to revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

The tender offer referenced in this communication commenced on November 1, 2021 pursuant to an Offer to Purchase and related tender offer materials filed on Schedule TO by Wilks and its acquisition subsidiary.  This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the tender offer materials that were filed with the SEC.  The solicitation and offer to buy the Company’s stock is only being made pursuant to the Offer to Purchase and related tender offer materials. Also on November 1, 2021, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer.  THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CONTAIN IMPORTANT INFORMATION.  THE COMPANY’S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.  The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of the Company’s stock at no expense to them.  The tender offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at www.sec.gov.  Copies of the documents filed with the SEC by the Company are available free of charge on the Company’s internet website at http://www.dawson3d.com or by contacting the Company’s Investor Relations Department at (432) 684-3000 or by email at info@dawson3d.com.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, the Company files annual, quarterly and current reports and other information with the SEC.  You may read and copy any reports or other information filed by the Company at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  The Company’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.